Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, NY 10104
Tel. 212.476.9000

October 7, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Long

Re:	NB Private Markets Fund II (Master) LLC; File No. 811-22476

NB Private Markets Fund II (TE) LLC; File No. 811-22474

NB Private Markets Fund II (TI) LLC; File No. 811-22475

NB Private Markets Fund III (Master) LLC; File No. 811-22816

NB Private Markets Fund III (TE) LLC; File No. 811-22815

NB Private Markets Fund III (TI) LLC; File No. 811-22814

NB Crossroads Private Markets Fund IV Holdings LLC; File No. 811-23176

NB Crossroads Private Markets Fund IV (TE) - Client LLC; File No. 811-23170

NB Crossroads Private Markets Fund IV (TI) - Client LLC; File No. 811-23171

NB Crossroads Private Markets Fund V Holdings LP; File No. 811-23315

NB Crossroads Private Markets Fund V (TE) LP; File No. 811-23245

NB Crossroads Private Markets Fund V (TI) LP; File No. 811-23290

NB Crossroads Private Markets Fund V (TE) Advisory LP; File No. 811-23292

NB Crossroads Private Markets Fund V (TI) Advisory LP; File No. 811-23291

Dear Mr. Long,

On behalf of the above-listed registrants (each, a "Fund" and collectively, the "Funds"), transmitted for filing as EDGAR correspondence are the Funds' responses to comments from the accounting staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by you to Kim Kaufman, outside counsel to the Funds, by telephone on September 13, 2021. The Staff's comments related to the Funds' audited financial statements, included in each Fund's Annual Report for its fiscal year ended March 31, 2021, as filed with the Commission on Form N-CSR (the "Annual Reports").1

Set forth below is a summary of the Staff's comments, and the Funds' responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Annual Report.

[1]	We note that the Staff also reviewed the most recently filed annual reports of the following funds, but did not provide any comments on such reports: Neuberger Berman MLP & Energy Income Fund Inc. (File No. 811-22770); Neuberger Berman High Yield Strategies Fund Inc. (File No. 811-22396); Neuberger Berman New York Municipal Fund Inc. (File No. 811-21169); Neuberger Berman Municipal Fund Inc. (File No. 811-21168); Neuberger Berman Real Estate Securities Income Fund Inc. (File No. 811-21421); Neuberger Berman Advisers Management Trust (File No. 811-04255); Neuberger Berman California Municipal Fund Inc. (File No. 811-21167).

Comment 1. Note 2 – Significant Accounting Policies – D. Cash and Cash Equivalents states "Cash and cash equivalents on the Statement of Assets, Liabilities and Members' Equity – Net Assets can include deposits in money market accounts, which are classified as Level 1 assets. As of March 31, 2021, the Company held $[14,856,908] in an overnight sweep that is deposited into a money market account." To the extent this constitutes an investment in a money market fund, such investment should be included on the Funds' Statement of Investments per Article 12 of Regulation S-X.

Response 1. The Funds' deposits in money market accounts are primarily for short-term purposes to sweep cash overnight, and not as a part of the investment strategy of the Funds. As the purpose of these sweeps are short term in nature, the Funds believe the disclosures presented in the various sections of the Funds' financial statements, including Note 2, reviewed by the Staff are reasonable and accurate. The Funds, however, acknowledge the Staff's comment and will include their investments in money market accounts as part of each Fund's Statement of Investments in future filings.

Comment 2. Note 6 – Description of the Portfolio Funds lists the Portfolio Funds that represent 5% or more of Members' Equity – Net Assets of the Company. To the extent these are considered affiliated investments, additional information as required by Regulation S-X Article 12-14 should be included in the financial statements. This comment applies to all Funds with greater than 5% investments in Portfolio Funds.

Response 2. We do not consider these Portfolio Fund holdings to be affiliated investments, as such listed holdings represent 5% of more of the net assets of a Fund, and not holdings in which the Funds own 5% or more of the outstanding voting securities. Accordingly, we do not believe that any additional disclosure is required to the financial statements pursuant to Article 12-14.

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Should you have any questions or comments, please feel free to contact me at 646.497.4798 (corey.issing@nb.com).

Very truly yours,

/s/ Corey Issing
Corey Issing

cc: Kim Kaufman, Esq., Proskauer Rose LLP